BioDrain Medical, Inc.

2915 Commers Drive, Suite 900
Eagan, MN 55121

May 13, 2013

Transmitted via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Russell Mancuso

Re:	BioDrain Medical, Inc. (the “Company”)

Registration Statement on Form S-1

Amendment No. 5 Filed May 10, 2013

File No. 333-179145

Dear Mr. Mancuso:

The undersigned respectfully requests that the Registration Statement on Form S-1 of BioDrain Medical, Inc. (SEC File No. 333-179145) be declared effective at 9:00 a.m., Washington, D.C. time, on Tuesday, May 14, 2013, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

BIODRAIN MEDICAL, INC.
By:	/s/ Bob Myers
Bob Myers, Chief Financial Officer